UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO.)*

                          FiberNet Telecom Group, Inc.
               ---------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
               ---------------------------------------------------
                         (Title of Class of Securities)

                                    315653402
               ---------------------------------------------------
                                 (CUSIP Number)

                              Steven J. Pully, Esq.
                              Carlson Capital, L.P.
                        2100 McKinney Avenue, Suite 1600
                                Dallas, TX 75201
                                 (214) 932-9600

                                 with a copy to

                                  Peter Halasz
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
               ---------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 3, 2009
               ---------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [x]


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 2 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           Double Black Diamond Offshore Ltd.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            699,714
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             699,714
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           699,714
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           9.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 3 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           Black Diamond Offshore Ltd.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            74,486
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             74,486
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           74,486
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           1.0%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 4 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           Carlson Capital, L.P.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            774,200
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             774,200
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           774,200
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           PN, IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 5 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           Asgard Investment Corp.
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            774,200
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             774,200
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            774,200
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 6 OF 13 PAGES
--------------------------------------------------------------------------------
    1      NAMES OF REPORTING PERSONS

           Clint D. Carlson
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
           INSTRUCTIONS)
           (a) [ ]
           (b) [ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
--------------------------------------------------------------------------------
    5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)

           [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S. Citizen
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER

    NUMBER OF            774,200
                   -------------------------------------------------------------
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            -0-
                   -------------------------------------------------------------
       EACH         9    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON             774,200
                   -------------------------------------------------------------
       WITH         10   SHARED DISPOSITIVE POWER

                         -0-
--------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           774,200
--------------------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (SEE INSTRUCTIONS)
           [ ]
--------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           10.1%
--------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 7 OF 13 PAGES
--------------------------------------------------------------------------------

Item 1.           Security and Issuer.

            This statement on Schedule 13D relates to the shares ("Shares") of common stock, par value $0.001 per share, of FiberNet Telecom Group, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 220 West 42nd Street, New York, New York 10036. The Reporting Persons, as defined in Item 2 herein, have previously filed on Schedule 13G with the Securities and Exchange Commission (the "Commission"), but due to recent events, as more fully described in Item 4 herein, wish to file on Schedule 13D with the Commission.

Item 2.           Identity and Background.

            (a) This statement is filed by: (i) Double Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Double Offshore Ltd."), (ii) Black Diamond Offshore Ltd., a Cayman Islands exempted company ("Offshore Ltd.", and together with Double Offshore Ltd., "the Funds"), (iii) Carlson Capital, L.P., a Delaware limited partnership ("Carlson Capital"), (iv) Asgard Investment Corp., a Delaware corporation and the general partner of Carlson Capital, ("Asgard"), and (v) Mr. Clint D. Carlson, President of Asgard and of Carlson Capital (collectively, the "Reporting Persons"). The name, citizenship, present principal occupation or employment and business address of each director and executive officer of Asgard are set forth in Appendix B attached hereto.

            (b) The principal business address of each Reporting Person is 2100 McKinney Avenue, Suite 1600, Dallas, TX.

            (c) The principal business of the Funds is to invest in securities. The principal business of Carlson Capital is serving as the investment manager to the Funds and to a managed account (the "Account"). The principal business of Asgard is serving as the general partner of Carlson Capital.

            (d) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) None of the Reporting Persons or persons listed on Appendix B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Mr. Carlson is a citizen of the United States.

Item 3.           Source and Amount of Funds or Other Consideration.

            The Shares reported herein were acquired at an aggregate purchase price of approximately $6,426,339.69 including commissions. The Shares were acquired with working capital of the Funds and the Account.

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 8 OF 13 PAGES
--------------------------------------------------------------------------------


ITEM 4.        PURPOSE OF TRANSACTION

               The shares of Common Stock currently held by the Reporting Persons were purchased based on a belief that such securities, at their respective times of purchase, were undervalued and represented an attractive investment opportunity. The Reporting Persons were originally passive investors entitled to report their holdings on Schedule 13G; however, due to events of late taken by the Issuer's Board of Directors (the "Board") and management, the Reporting Persons have changed their intent with respect to the Issuer. Specifically, the Reporting Persons do not believe the current offer by Zayo Group, LLC ("Zayo") to acquire all of the outstanding shares of Common Stock for $11.45 per share, pursuant to an Agreement and Plan of Merger ("Plan of Merger"), dated as of May 28, 2009 reflects the fair underlying value of the Issuer. On June 8, 2009, Carlson Capital, as the beneficial owner of the shares of Common Stock owned by the Reporting Persons, delivered a letter to the Issuer opposing the Plan of Merger between the Issuer and Zayo (the "June 8 Letter"). The June 8 Letter stated, among other things, that the offer price is far below the Issuer's intrinsic value, which Carlson Capital believes has been historically depressed due to factors such as limited trading liquidity. The Reporting Persons believe that the offer of $11.45 will not adequately compensate the Issuer's shareholders. A copy of the June 8 Letter is attached as
Exhibit 2 hereto and is incorporated by reference.

               Accordingly, the Reporting Persons are opposed to the proposed merger on its current terms and reserve the right to take any and all actions the Reporting Persons deem appropriate in their capacity as stockholders relating to the merger, including exercising dissenters' rights pursuant to
Section 262 of the Delaware General Corporation Law.

               Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, however, to take any and all actions as they deem appropriate with respect to their investment, including, without limitation, making proposals to the Issuer and its shareholders concerning the capitalization and operations of the Issuer, communicating with other stockholders, conducting solicitations or withhold campaigns under the proxy rules, purchasing additional Common Stock in the open market, in private transactions or through proposals to the Issuer and its stockholders, selling some or all of their Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing their intention with respect to any and all matters referred to in Item 4. The Reporting Persons may in the future submit to the Issuer nominations of directors for election to the Board of Directors or stockholder proposals as and to the extent permitted by, and subject to the limitations contained in, the Issuer's certificate of incorporation and bylaws.

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 9 OF 13 PAGES
--------------------------------------------------------------------------------

ITEM 5.        INTEREST IN SECURITIES OF THE ISSUER

               (a) As of the close of business on June 8, 2009, the Reporting Persons beneficially owned an aggregate of 774,200 Shares, constituting approximately 10.1% of the Shares outstanding.

               The aggregate percentage of Shares beneficially owned by the Reporting Persons is based upon 7,667,368 Shares outstanding, which is the total number of Shares issued and outstanding as of May 15, 2009 as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009.

               (b) Carlson Capital, Asgard and Mr. Carlson have the power to vote and direct the disposition of (i) the 74,486 Shares reported herein as owned by Offshore Ltd., and (ii) the 699,714 Shares reported herein as owned by Double Offshore Ltd.

               (c) Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty (60) days is set forth in Appendix A hereto and is incorporated herein by reference.

               (d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

               (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

               Except as set forth herein, there are no contracts, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Shares.

ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.     Joint Filing Agreement, dated June 9, 2009.

Exhibit 2.     Letter from Carlson Capital to the Issuer dated June 8, 2009.

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 10 OF 13 PAGES
--------------------------------------------------------------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 9, 2009


                                           BLACK DIAMOND OFFSHORE LTD.

                                           By: Carlson Capital, L.P., its
                                               investment manager

                                           By: Asgard Investment Corp., its
                                               general partner

                                           By: /s/ Clint D. Carlson
                                              --------------------------------
                                              Name: Clint D. Carlson
                                              Title: President


                                           DOUBLE BLACK DIAMOND OFFSHORE LTD.

                                           By: Carlson Capital, L.P., its
                                               investment manager

                                           By: Asgard Investment Corp., its
                                               general partner

                                           By: /s/ Clint D. Carlson
                                              --------------------------------
                                              Name: Clint D. Carlson
                                              Title: President


                                           CARLSON CAPITAL, L.P.

                                           By: Asgard Investment Corp., its
                                               general partner

                                           By: /s/ Clint D. Carlson
                                              --------------------------------
                                              Name: Clint D. Carlson
                                              Title: President

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 11 OF 13 PAGES
--------------------------------------------------------------------------------

                                              ASGARD INVESTMENT CORP.

                                              By: /s/ Clint D. Carlson
                                                 -------------------------------
                                                 Name: Clint D. Carlson
                                                 Title: President


                                              /s/ Clint D. Carlson
                                              ----------------------------------
                                              Clint D. Carlson

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 12 OF 13 PAGES
--------------------------------------------------------------------------------


                                   APPENDIX A

           TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE
                  REPORTING PERSONS IN THE PAST SIXTY (60) DAYS


The following tables set forth all transactions in the Shares of the Issuer effected in the past sixty (60) days by each of the Reporting Persons, as applicable. Unless otherwise noted, all such transactions were effected in the open market with the personal or corporate funds of the respective Reporting Person. The Shares are held in either cash accounts or margin accounts in the ordinary course of business, and otherwise, no part of the purchase price or market value of such shares is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities.

Double Black Diamond Offshore Ltd.

         Trade Date          Amount Purchased (Sold)        Price per Share ($)
         ----------          -----------------------        -------------------
          4/09/2009                          (3,050)                      11.25
          4/14/2009                          (2,243)                      11.04
          4/15/2009                          (1,175)                      11.04
          4/16/2009                            (656)                      11.01
          4/20/2009                            (274)                      11.00
          5/29/2009                           35,290                      11.25
          6/02/2009                              692                      11.55
          6/03/2009                           25,975                      11.60
          6/03/2009                            2,370                      11.58

Black Diamond Offshore Ltd.

          Trade Date         Amount Purchased (Sold)        Price per Share ($)
          ----------         -----------------------        -------------------
           4/09/2009                           (339)                      11.25
           4/14/2009                           (249)                      11.04
           4/15/2009                           (130)                      11.04
           4/16/2009                            (73)                      11.01
           4/20/2009                            (30)                      11.00
           5/29/2009                           2,110                      11.25
           6/02/2009                              41                      11.55
           6/03/2009                           1,525                      11.60
           6/03/2009                             130                      11.58

--------------------------------------------------------------------------------
CUSIP NO.   315653402                 SCHEDULE 13D        PAGE 13 OF 13 PAGES
--------------------------------------------------------------------------------

                                   APPENDIX B

                   DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD

The following sets forth the name, position, and principal occupation of each director and executive officer of Asgard Investment Corp. Except as otherwise indicated, the business address of each director and officer is 2100 McKinney Avenue, Suite 1600, Dallas, TX. To the best of the Reporting Persons' knowledge, except as set forth in this Schedule 13D, none of the directors or executive officers of Asgard Investment Corp. owns any Shares.


Asgard Investment Corp.

Name             Position               Principal Occupation    Citizenship
----             --------               --------------------    -----------
Clint Carlson    Director/President     Investment Manager      United States
Nancy Carlson    Secretary/Treasurer    Executive               United States

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

             In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to securities of FiberNet Telecom Group, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

             The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

             This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

             IN WITNESS WHEREOF, the undersigned have executed this Agreement as of June 9, 2009.


                                           BLACK DIAMOND OFFSHORE LTD.

                                           By:  Carlson Capital, L.P., its
                                                investment manager

                                           By:  Asgard Investment Corp., its
                                                general partner

                                           By:    /s/ Clint D. Carlson
                                                ------------------------------
                                                Name:  Clint D. Carlson
                                                Title: President


                                           DOUBLE BLACK DIAMOND OFFSHORE LTD.

                                           By:  Carlson Capital, L.P., its
                                                investment manager

                                           By:  Asgard Investment Corp., its
                                                general partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                                  Name:  Clint D. Carlson
                                                  Title: President

                                           CARLSON CAPITAL, L.P.

                                           By:  Asgard Investment Corp.,
                                                its general partner

                                           By:    /s/ Clint D. Carlson
                                                  ------------------------------
                                                  Name:  Clint D. Carlson
                                                  Title: President


                                           ASGARD INVESTMENT CORP.

                                           By:    /s/ Clint D. Carlson
                                               -------------------------------
                                                  Name:  Clint D. Carlson
                                                  Title: President


                                           /s/ Clint D. Carlson
                                           -----------------------------------
                                           Clint D. Carlson

                                    EXHIBIT 2


                                [GRAPHIC OMITTED]

June 8, 2009


Robert E. La Blanc
Chairman

Timothy P. Bradley
Oskar Brecher
Adam M. Brodsky
Jon A. DeLuca
Roy (Trey) D. Farmer III
Michael S. Liss
Charles J. Mahoney
Richard E. Sayers
Directors

FiberNet Telecom Group, Inc.
220 West 42nd Street
New York, NY 10036

Dear Sirs,

Carlson Capital, L.P., together with its affiliated entities (collectively "Carlson" or "we"), is the holder of approximately 10.1% of the common stock of FiberNet Telecom Group, Inc. (the "Company" or "FTGX"). Carlson has been a significant shareholder of the Company since July 2007. We are very disappointed with the $11.45 per share consideration for the proposed sale of the Company to Zayo Group, LLC ("Zayo"), which we believe does not fairly compensate the Company's shareholders.

Our analysis concludes that the intrinsic value of FTGX is IN EXCESS of $14.50 per share. To that end, Carlson does not intend to support a sale of the Company at the price that has been offered by Zayo.

The Company has impressively built a unique set of assets and relationships with domestic and global carriers that are unparalleled for a company of this size. We believe the Company's core service - providing value-added co-location and end-to-end network transport by means of its strategically positioned facilities - is a highly attractive business within a rapidly growing industry. The Company's 296 customers include many of the largest telecommunications providers from around the world. It should be noted that these extensive relationships have been assembled by only a few carriers in the U.S.

Over the past two years the Company has generated revenue growth rates comparable to its peers (including the hosting providers and competitive telecom carriers) but with a 60% lower level of capital intensity, as measured by capital expenditures to sales. This unique characteristic of FTGX's business model is not captured in a simple Enterprise Value / EBITDA multiple, and any comparative valuation analysis should factor in this important dynamic. We believe more appropriate multiples which consider different capital intensities are the following:

   o   Price / Free Cash Flow, and
   o   Enterprise Value / UFCF (UFCF being defined as EBITDA-Capex)

Thus, if one were to apply 2010 financial estimates to the low end of our intrinsic value ($14.50), FTGX would be valued at a 35% DISCOUNT (based on Price/FCF), and a 20% DISCOUNT (based on Enterprise Value/UFCF), when compared to its peer group.

While the proposed deal price is close to FTGX's 52-week high, the price is not reflective of the true equity value of the Company. In our judgment, the current and historic undervaluation of FTGX's common equity has been depressed due to the Company's limited trading liquidity (approximately 60% of FTGX's common stock is closely held by a few institutional holders and officers/directors of the Company) and lack of sell-side research coverage. If a transaction is to take place, shareholders must be adequately compensated for the quality of the Company's assets and its competitive position within the marketplace. The proposed transaction does NOT reflect the standalone fair market value of the Company, let alone a premium for control.

We strongly recommend that the Board use this go-shop period, as provided for in the merger agreement, to actively solicit appropriate offers for the Company. If there are buyers willing to offer a full and fair value for this business, we would be pleased to pledge our support in a sale of the Company. We would also note that other investors appear to share a similar view regarding the proposed deal, as the stock has consistently traded above the offer price since the announcement.


Sincerely,


/s/ Clint D. Carlson
--------------------
Clint D. Carlson
President
Carlson Capital, L.P.